United States securities and exchange commission logo





                             January 4, 2024

       Brett Goss
       Chief Executive Officer
       LIBERTY STAR URANIUM & METALS CORP.
       2 East Congress Street, Suite 900
       Tucson, Arizona 85701

                                                        Re: LIBERTY STAR
URANIUM & METALS CORP.
                                                            Form 10-K for the
Fiscal Year Ended January 31, 2023
                                                            Filed May 16, 2023
                                                            File No. 000-50071

       Dear Brett Goss:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 31, 2023

       Item, 2. Properties, page 10

   1. Please revise to include summary disclosure as required by Item 1303 of Regulation S-K and identify material
and non-material properties. For example, your current disclosure includes several
properties, projects, and targets such as the Tombstone Super Project, the
                                                        Hay Mountain target,
the Red Rock Canyon target, the Tombstone Property, the Walnut
                                                        Creek Project, the Hay
Mountain Project, and the Red Rock Project. Please consistently report these properties
and clearly identify material and non-material properties.

                                                        The summary disclosure
should encompass all of your properties, including both material and non-material
properties, and should appear in advance of and incremental to the individual property
disclosures. The summary disclosure should include a map of all properties to comply
with Item 1303(b)(1) of Regulation S-K, and the
                                                        information required by
Item 1303(b)(2) of Regulation S-K.
   2. For each material property please revise to include the individual property disclosure required by Item 1304
of Regulation S-K. Please note that each material property should
 Brett Goss
LIBERTY STAR URANIUM & METALS CORP.
January 4, 2024
Page 2
         be included under a separate heading. Additionally an extensive description of regional geology should not be provided, rather brief and relevant disclosure should be provided as required by Item 1304(c)(2) of Regulation S-K.
3. Please revise your exploration result disclosures to comply with Item 1304(g) of
         Regulation S-K. Please note that exploration results must be prepared by a qualified person as required by Item 1302(a)(1) of Regulation S-K.
Item 15. Exhibits, Financial Statement Schedules, page 33

4. Please revise to include the form name and the date of the filing with respect to exhibit
         96.1.
5. In numerous instances the technical report summary refers the reader to another technical report for information, rather than including the information in the technical report summary. For example, we note on page 18 the qualified person directs the reader to another technical report, rather than including the information in the current technical report summary. The qualified person may choose to review other work, however should summarize and include the information in his or her own words in the current technical report summary, rather than continually referring to the other technical report. References should be included in a separate section as required by Item 601(b)(96)(iii)(B)(24) of
         Regulation S-K. Please consult with your qualified person to obtain a revised technical report that complies with this guidance.
6. Please consult with your qualified person to obtain a revised technical report summary that addresess the following:

             include references for all historical work,
             include an overview map to comply with Item
601(b)(96)(iii)(B)(3)(i),
             include a plan view map showing the results of current sampling to comply with Item
           601(b)(96)(iii)(B)(7)(v),
           remove the historical drilling that has been included beginning on page 24, that has not been conducted by or on behalf of the registrant, as required by
           Item 601(b)(96)(iii)(B)(7), and
FirstName
           LastNameBrett      Goss required by Items 601(b)(96)(iii)(B)(8) and
           include all disclosure
Comapany 601(b)(96)(iii)(B)(9);
           NameLIBERTY STAR         URANIUM
                                  references      & METALS
                                              to best           CORP. from
another jurisdiction
                                                      practice guidelines
           should
January 4, 2024   be summarized.
                Page  2
FirstName LastName
 Brett Goss
FirstName  LastNameBrett Goss
LIBERTY STAR     URANIUM    & METALS CORP.
Comapany
January    NameLIBERTY STAR URANIUM & METALS CORP.
        4, 2024
January
Page  3 4, 2024 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation